# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JIN MEDICAL INTERNATIONAL LTD., CIK 0001837821
CUSIP: G5140V120
Title of class of securities: Class A Ordinary Shares, par value US$0.001 per share
Address of issuer's principal executive offices: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, China (F4), 213149
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0002000510
Persons authorized to receive notices and communications: Erqi Wang, No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, China (F4), 213149, 86-519 89607972

## Reporting persons
- Wang Erqi (CIK 0002000510): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 5,306,307; shared voting power 0; sole dispositive power 5,306,307; shared dispositive power 0; aggregate amount beneficially owned 5,306,307 (6.77% of the class)
  Comment: Rows 7, 9 and 11 -- The aggregate amount beneficially owned by Mr. Erqi Wang represents (i) 4,769,057 Class B Ordinary Shares held directly of record by Jolly Harmony Enterprises Limited and (ii) 537,250 Class A Ordinary Shares held directly of record by Er Pu International Limited. Mr. Wang is the sole member and sole director of Jolly Harmony Enterprises Limited. Mr. Wang owns 67% of the equity interests in Er Pu International Limited and, as a result of such ownership and his control over Er Pu International Limited, has the power to direct the voting and disposition of the shares held by Er Pu International Limited. Accordingly, Mr. Wang may be deemed to beneficially own all 4,769,057 Class B Ordinary Shares held by Jolly Harmony Enterprises Limited and all 537,250 Class A Ordinary Shares held by Er Pu International Limited. Each Class B Ordinary Share is entitled to eight hundred (800) votes per share, and each Class A Ordinary Share is entitled to one (1) vote per share.
  
  Row 13 -- Calculated based on 73,663,428 Class A Ordinary Shares issued and outstanding as of July 28, 2026, as reflected in the certified shareholder lists maintained by the Issuer's transfer agent, plus 4,769,057 Class A Ordinary Shares deemed outstanding with respect to Mr. Wang pursuant to Rule 13d-3(d)(1)(i) as a result of Jolly Harmony's right to convert its 4,769,057 Class B Ordinary Shares into Class A Ordinary Shares. On this basis, Mr. Wang may be deemed to beneficially own 5,306,307 Class A Ordinary Shares, representing approximately 6.77% of the Class A Ordinary Shares deemed outstanding for purposes of calculating Mr. Wang's beneficial ownership.
- JOLLY HARMONY ENTERPRISES Ltd (CIK 0001998398): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 4,769,057; shared voting power 0; sole dispositive power 4,769,057; shared dispositive power 0; aggregate amount beneficially owned 4,769,057 (6.08% of the class)
  Comment: The reported securities consist of 4,769,057 Class B Ordinary Shares held directly by Jolly Harmony and deemed converted into Class A Ordinary Shares solely for purposes of Rule 13d-3(d)(1)(i). Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of its holder. The percentage is calculated using 73,663,428 Class A Ordinary Shares outstanding as of July 28, 2026, plus 4,769,057 Class B Ordinary Shares deemed converted solely for this calculation.
- Er Pu International Ltd (CIK 0002076150): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 537,250; shared voting power 0; sole dispositive power 537,250; shared dispositive power 0; aggregate amount beneficially owned 537,250 (0.73% of the class)
  Comment: The reported securities consist of 537,250 Class A Ordinary Shares held directly by Er Pu. The percentage is calculated using 73,663,428 Class A Ordinary Shares outstanding as of July 28, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.001 per share
Name of issuer: JIN MEDICAL INTERNATIONAL LTD.
Address of issuer's principal executive offices: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, China (F4), 213149
Comment: The Reporting Persons were initially eligible to report their beneficial ownership of the Shares (as defined below) on Schedule 13G pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons are filing this Schedule 13D because acquisitions of beneficial ownership of securities of the subject class by the Reporting Persons during the preceding twelve months, in the aggregate, exceeded 2% of the class.

## Item 2. Identity and Background
Name of person filing:
Erqi Wang

Jolly Harmony Enterprises Limited

Er Pu International Limited
Residence or business address:
Erqi Wang: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People's Republic of China.

Jolly Harmony Enterprises Limited: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People's Republic of China.

Er Pu International Limited: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People's Republic of China.
Present principal occupation or employment:
Erqi Wang is the Chief Executive Officer and Chairman of the Board of the Issuer, whose address is No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province 213149, People's Republic of China.

Jolly Harmony Enterprises Limited is a British Virgin Islands business company whose principal business is investment holding, including holding securities of the Issuer. Mr. Wang is the sole member and sole director of Jolly Harmony Enterprises Limited.

Er Pu International Limited is a British Virgin Islands business company whose principal business is investment holding, including holding securities of the Issuer. Mr. Wang owns 67% of the equity interests in, and exercises control over, Er Pu International Limited.

Except as described above, neither Jolly Harmony Enterprises Limited nor Er Pu International Limited has any executive officers or other persons whose information is required to be disclosed pursuant to Instruction C to Schedule 13D.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship:
Erqi Wang: China

Jolly Harmony Enterprises Limited: British Virgin Islands

Er Pu International Limited: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 21, 2026, the Issuer repurchased from Jolly Harmony Enterprises Limited ("Jolly Harmony") 3,769,057 Class A Ordinary Shares at a purchase price of US$1.641 per share, for aggregate consideration of US$6,185,022.54. The repurchased Class A Ordinary Shares were cancelled.

Following the repurchase, the Issuer allotted and issued to Jolly Harmony 3,769,057 Class B Ordinary Shares at an issue price of US$1.641 per share, for aggregate consideration of US$6,185,022.54. Each Class B share was immediately convertible into one Class A share and therefore is being reported as beneficial ownership of Class A shares pursuant to Rule 13d-3(d)(1). The subscription price was funded with the proceeds received by Jolly Harmony from the substantially contemporaneous repurchase. No borrowed funds were used.

Before these transactions, Jolly Harmony held 3,769,057 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares. Following the transactions, Jolly Harmony held 4,769,057 Class B Ordinary Shares and no Class A Ordinary Shares. Er Pu International Limited continued to hold 537,250 Class A Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference into Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The transactions described in Item 3 were undertaken in connection with the Issuer's recapitalization and its acquisition of Beijing Tongsheng Technology Co., Ltd. (the "Acquisition"), pursuant to which the Issuer expects to issue a substantial number of additional Class A Ordinary Shares. In connection with these transactions, the Issuer repurchased from Jolly Harmony 3,769,057 Class A Ordinary Shares and subsequently allotted and issued to Jolly Harmony the same number of Class B Ordinary Shares. The purpose of these transactions was to preserve continuity in the ownership and voting control of the Issuer by Mr. Erqi Wang following the issuance of additional Class A Ordinary Shares in connection with the Acquisition. Each Class B Ordinary Share held by Jolly Harmony is entitled to 800 votes per share and is convertible, at the option of its holder, into one Class A Ordinary Share.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows 7 through 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Class A Ordinary Shares held by each other Reporting Person.

In addition, as of July 28, 2026, Mr. Erqi Wang beneficially owned approximately 98.12% of the aggregate voting power of the Issuer. This percentage was calculated on the basis of (i) 73,663,428 Class A Ordinary Shares issued and outstanding, each of which was entitled to one vote per share, and (ii) 4,769,057 Class B Ordinary Shares issued and outstanding, each of which was entitled to 800 votes per share. Mr. Wang may be deemed to control an aggregate of 3,815,782,850 votes, consisting of (a) 3,815,245,600 votes attributable to the 4,769,057 Class B Ordinary Shares held by Jolly Harmony Enterprises Limited and (b) 537,250 votes attributable to the 537,250 Class A Ordinary Shares held by Er Pu International Limited. The Issuer's outstanding Class A Ordinary Shares and Class B Ordinary Shares represented an aggregate of 3,888,909,028 votes as of July 28, 2026. Accordingly, although Mr. Wang beneficially owned approximately 6.77% of the Issuer's Class A Ordinary Shares for purposes of Rule 13d-3, he beneficially owned approximately 98.12% of the Issuer's aggregate voting power due primarily to the 800 votes attached to each Class B Ordinary Share.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in the Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The repurchase by the Issuer from Jolly Harmony of 3,769,057 Class A Ordinary Shares and the subsequent allotment and issuance by the Issuer to Jolly Harmony of 3,769,057 Class B Ordinary Shares were authorized and approved by resolutions of the Issuer's board of directors and shareholders. No separate repurchase agreement, subscription agreement or share issuance agreement was entered into in connection with these transactions. Pursuant to the Issuer's third amended and restated memorandum and articles of association, each Class B Ordinary Share is entitled to 800 votes on all matters submitted to a vote at general meetings of the Issuer and is convertible into one Class A Ordinary Share at the option of its holder.

Mr. Wang is the sole member and sole director of Jolly Harmony Enterprises Limited. Mr. Wang owns 67% of the equity interests in, and exercises control over, Er Pu International Limited.

In connection with this Schedule 13D, Mr. Erqi Wang, Jolly Harmony Enterprises Limited and Er Pu International Limited have entered into a Joint Filing Agreement, dated as of August 21, 2026 (the "Joint Filing Agreement"), pursuant to which such persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The following exhibit is filed with this Schedule 13D: 99.1 Joint Filing Agreement.

## Signatures
- Wang Erqi: /s/ Erqi Wang, Erqi Wang (08/21/2026)
- JOLLY HARMONY ENTERPRISES Ltd: /s/ Erqi Wang, Erqi Wang/Director (08/21/2026)
- Er Pu International Ltd: /s/ Erqi Wang, Erqi Wang/Director (08/21/2026)